December 12, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0405

Attn:	John Reynolds, Assistant Director
David Link

Ronald E. Alper

Re:	Gentiva Health Services, Inc.

    Registration Statement on Form S-3

    Filed November 7, 2013

    File No. 333-192154

    Gentiva Health Services, Inc.

    Registration Statement on Form S-3

    Filed November 15, 2013

    File No. 333-192356

Dear Mr. Reynolds:

Gentiva Health Services, Inc. (“Gentiva” or the “Company”) hereby responds to the comment letters, dated December 2, 2013 (the “Comment Letters”), from the U.S. Securities and Exchange Commission (the “Commission”) in connection with the above referenced registration statements (the “Registration Statements”). For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in the Comment Letters, followed by our response.

Registration Statement on Form S-3

General

Comment 1.	Please provide an analysis of the significance tests you performed in determining that the financial statements of Harden Healthcare Holdings, Inc. under Item 3-05 of Regulation S-X were not required to be included as exhibits to the registration statement.

Response:

The Company measured the significance of its acquisition of Harden Healthcare Holdings, Inc. (“Harden”) pursuant to the three tests required under Item 3-05 of Regulation S-X: the asset test, the investment test and the income test. Of the three tests, the investment test and the asset test resulted in the highest significance levels: 28% of the total assets of the Company (please see financial analysis below).

United States Securities and Exchange Commission

December 12, 2013

Pursuant to Rule 3-05(b)(4) of Regulation S-X, the financial statements required by Item 3-05 in respect of Harden may be omitted from the Registration Statements because Harden’s significance did not exceed any of the conditions of significance in the definition of significant subsidiary in Item 1-02 of Regulation S-X at the 50 percent level, and fewer than 75 days have elapsed since the Company consummated its acquisition of Harden.

The Company consummated its acquisition of Harden on October 18, 2013. Therefore, the required financial statements will be filed on or prior to January 1, 2014.

Analysis of the Significance Tests

Investment Test
Investment in Harden	$420,000,000
Gentiva Total Assets 12-31-12	$1,510,934,000
Percentage of Total Assets	28%

Asset Test
Harden Total Assets 12-31-12	$421,721,000
Percentage acquired by Gentiva	100%
Harden Assets Acquired	$421,721,000
Gentiva Total Assets 12-31-12	$1,510,934,000
Percentage of Total Assets	28%

Income Test
Harden EBIT 12-31-12	$5,431,000
Percentage acquired by Gentiva	100%
Harden EBIT Acquired	$5,431,000
Gentiva EBIT 12-31-12	$26,796,000
Percentage of Income	20%

United States Securities and Exchange Commission

December 12, 2013

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call me at (770) 951-6387.

Very truly yours,

/s/ John N. Camperlengo
John N. Camperlengo, Senior Vice President, General Counsel and Secretary of Gentiva Health Services, Inc.

cc:	Drew M. Altman

David K. Brown

Derek B. Swanson